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                                    Filed Pursuant to Rules 424(b)(3) and 424(c)
                                    Registration Statement No. 333-14247



                          Conolog Corporation

             Prospectus Supplement Dated February 4, 1997
                                  to
                   Prospectus dated November 8, 1996

        On January 31, 1997, The Chase Manhattan Bank, a New York Banking corporation (the "Bank") and Conolog Corporation, a Delaware corporation (the "Company") entered into Amendment No. 1 to the Conolog Corporation Allonge dated September 11, 1996 (the "Allonge") (which previously amended the Amended and Restated Term Note dated as of August 2, 1995 between the Company and the Bank ("Note")). The original Allonge provided that the Bank may convert the entire unpaid principal and interest due under the Note ("Debt Claim") into 1,400,000 shares of Common Stock of the Company at any time on or before April 15, 1997. The amended Allonge now provides the Bank the right to convert all or, if it so desires, only a portion of the Debt Claim. The number of shares issuable upon conversion of a portion of the Debt Claim will be calculated on the basis of 1 share for each $3.00 of the Debt Claim being converted with the balance of the 1,400,000 shares to be issued when all of the Debt Claim has been converted.

        On January 31, 1997, the Bank and CNL Holdings, Inc., a Delaware corporation ("CNL") entered into Amendment No. 1 to the Option and Purchase, Sale and Assignment Agreement dated September 12, 1996 (the "Option Agreement") between the Bank and CNL. Under the original Option Agreement, the Bank granted an option to CNL to purchase all of the Bank's interest in (i) the Amended and Restated Term Loan Agreement dated as of August 2, 1995 between the Company and the Bank, (ii) the Note and (iii) the 375,000 shares of the Company's Common Stock owned by the Bank. CNL paid $150,000 to the Bank for the option, which has an exercise price of $1,500,000 and an expiration date of April 15, 1997. The Company and CNL entered into an agreement dated as of September 12, 1996 (the "Agreement"), whereby CNL agreed to lend up to $2,500,000 to the Company under certain circumstances and the Company agreed to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission to register the 375,000 shares of Common Stock owned by the Bank and the 1,400,000 shares of Common Stock into which the Note is convertible (collectively, the "CNL Option Shares"). The Registration Statement was declared effective on November 8, 1996.

        The amended Option Agreement now provides that on or before February 5, 1997, CNL will purchase from the Bank for an aggregate purchase price of $600,000, no less than (i) 133,333 shares of Common Stock for $399,999, and (ii) $200,001 of the Debt Claim represented by the Note. CNL thereafter may exercise the remainder of the option on or before April 15, 1997. In addition, CNL may purchase from the Bank additional shares of Common Stock owned by the Bank at the price of $3.00 per share and portions of the Debt Claim from time to time. See "Business-Credit Facility" and "Selling Securityholder and Plan of Distribution."